UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Cloopen Group Holding Limited

(Name of the Issuer)

Cloopen Group Holding Limited

SpringX Holdings Limited

AutumnX Holdings Limited

SummerX Holdings Limited

Trustbridge Partners VII, L.P.

Trustbridge Partners V, L.P.

TB Partners GP7 Limited

TB Partners GP5 Limited

Retail Technology Asia Limited

Dmall Inc.

Changxun Sun

Cloopen Co., Ltd.

Flawless Success Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.0001 per share*

American Depositary Shares, each representing six (6) Class A Ordinary Shares

(Title of Class of Securities)

18900M203**

(CUSIP Number)

Cloopen Group Holding Limited
16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing 100102

People’s Republic of China

Trustbridge Partners VII, L.P.

Trustbridge Partners V, L.P.

TB Partners GP7 Limited

TB Partners GP5 Limited

2001, Agricultural Bank of China Tower

50 Connaught Road Central, Central,
Hong Kong

+852 3727 0300

Changxun Sun Cloopen Co., Ltd. 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street Chaoyang District, Beijing 100102 People’s Republic of China +86 10 6477 5680	Flawless Success Limited Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands +852 2760 2518	Retail Technology Asia Limited Dmall Inc. Floor 15, Block B, Haidian Culture and Art Building No. 28, Zhongguancun Street, Haidian District, Beijing, People’s Republic of China + 852 3905 0660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells Cadwalader 11th Floor, One Pacific Place 88 Queensway Hong Kong +852 2219 0888

Dan Ouyang, Esq.

K. Ronnie Li, Esq.
Baker & McKenzie LLP

Suite 3401, China World Office 2
China World Trade Centre

No. 1 Jianguomenwai Avenue
Chaoyang District

Beijing 100004

People’s Republic of China

+86 10 6535 3800

Steve Lin, Esq. Han Kun Law Offices LLP Rooms 4301-10, 43/F., Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2820 5600	Nick Shu, Esq. Han Kun Law Offices 33/F, HKRI Center Two, HKRI Taikoo Hui 288 Shimen Road (No. 1) Jing’an District Shanghai 200041 People’s Republic of China +86 21 6080 0909	Owen Wang, Esq. King & Wood 20th Floor, East Tower, World Financial Centre, No.1 Dongsanhuan Zhonglu Chaoyang District Beijing 100020 People’s Republic of China +86 755 2576 7688	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*Not for trading, but only in connection with the quotation on the OTC Market of the American depositary shares

**This CUSIP applies to the American depositary shares, each representing six (6) Class A Ordinary Shares

TABLE OF CONTENTS

Item 15	Additional Information	1
Item 16	Exhibits	2

i

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Final Amendment”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Cloopen Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.0001 per share (each, a “Class A Ordinary Share,” collectively, the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing six (6) Class A Ordinary Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) SpringX Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) AutumnX Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“HoldCo”); (d) SummerX Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo (“Merger Sub”); (e) Trustbridge Partners VII, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Trustbridge Partners VII”); (f) Trustbridge Partners V, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Trustbridge Partners V”); (g) TB Partners GP7 Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“TB GP7”); (h) TB Partners GP5 Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“TB GP5”); (i) Retail Technology Asia Limited, a company incorporated under the laws of Hong Kong (“RTA”); (j) Dmall Inc., a business company incorporated in the British Virgin Islands (“Dmall”); (k) Mr. Changxun Sun, chief executive officer of the Company (the “Founder”); (l) Cloopen Co., Ltd. (“Cloopen Co”), a company incorporated under the laws of the British Virgin Islands; and (m) Flawless Success Limited (“Flawless Success”), a company incorporated under the laws of the British Virgin Islands. This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on August 21, 2026.

Throughout this Transaction Statement, (a) Cloopen Co, Trustbridge Partners V, Novo Investment HK Limited, Image Frame Investment (HK) Limited, Parantoux Vintage PE Ltd., Flawless Success, Mirae Asset New Economy Fund L.P. and Mirae Asset Growth 1 Investment Company Limited are collectively referred to herein as the “Rollover Shareholders”; and (b) Parent, HoldCo, Merger Sub, Trustbridge Partners V, Trustbridge Partners VII, TB GP5, TB GP7, RTA, Dmall, the Founder, Cloopen Co, and Flawless Success are collectively referred to as the “Buyer Group”.

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement. All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

All capitalized terms used in this Final Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 24, 2026 at 10:30 a.m. (Beijing Time), an extraordinary general meeting of the shareholders of the Company was held at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger, the Limited Guarantees and the consummation of the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.

On October 28, 2026, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of October 28, 2026, pursuant to which the Merger became effective on October 28, 2026 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of HoldCo.

At the Effective Time, (a) each Share (other than Excluded Shares, the Dissenting Shares and the Class A Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash per Share without interest and net of any applicable withholding taxes, and (b) each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled in exchange for the right to receive the Per ADS Merger Consideration in cash per ADS (less US$5.00 per 100 ADSs (or portion thereof) cancellation fee and the ADS Depositary’s servicing fee of US$0.05 per ADS, payable pursuant to the terms of the Deposit Agreement, and any expenses, taxes and other governmental charges), without interest.

At the Effective Time, the Excluded Shares (including Excluded Shares represented by ADSs) were cancelled and ceased to exist for no cash consideration or distribution therefor.

At the Effective Time, the Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Islands Companies Act.

In addition to the foregoing, at the Effective Time, the Company terminated the Company Share Plans and any relevant award agreements entered into under the Company Share Plans. In addition, at the Effective Time, each Company Option that was then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that was then outstanding, whether or not vested, was treated as described below.

In connection with the Merger, each Company Equity Award that was outstanding immediately prior to the Effective Time was treated as follows: (a) each Company Equity Award held by certain key employees or the Rollover Shareholders was cancelled and treated as follows: (i) a portion of such holder’s Company Equity Awards vested as of April 30, 2026 equal to the Cash-out Percentage was converted into the right to receive a cash amount (without interest and net of any applicable withholding taxes), from the Surviving Company or one of its subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company’s ordinary payroll practices, equal to (A) in the case of a Vested Company Option, the product of the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and the number of Shares underlying the portion being cashed out (provided that if the exercise price equals or exceeds the Per Share Merger Consideration, such portion was cancelled without payment), and (B) in the case of a Vested Company RSU, the product of the Per Share Merger Consideration and the number of Shares underlying the portion being cashed out; (ii) the remaining vested portion (after deducting the cash-out portion) was cancelled and replaced with a vested award comprised of other rights or property, subject to substantially equivalent terms and conditions, as reasonably determined by both HoldCo and the Company; and (iii) each Company Equity Award unvested as of April 30, 2026 held by such holder was cancelled and replaced with an award comprised of other rights or property, subject to substantially equivalent terms and conditions, as reasonably determined by both HoldCo and the Company; (b) each Company Equity Award vested as of April 30, 2026 held by any holder other than a Rollover Shareholder or certain key employees was cancelled and converted into the right to receive a cash payment (without interest and net of any applicable withholding taxes), payable by the Surviving Company or one of its subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company’s ordinary payroll practices, equal to (i) in the case of a Vested Company Option, the product of the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and the number of Shares underlying such Vested Company Option (provided that if the exercise price equals or exceeds the Per Share Merger Consideration, such Vested Company Option was cancelled without payment), and (ii) in the case of any Vested Company RSUs, the product of the Per Share Merger Consideration and the number of Shares underlying such award; and (c) each Company Equity Award unvested as of April 30, 2026 held by any holder other than a Rollover Shareholder or certain key employees was cancelled and ceased to exist without payment of any consideration or distribution therefor.

The Financial Industry Regulatory Authority, Inc. (“FINRA”) was notified about the Merger prior to its effectiveness, and is expected to remove the Company’s trading symbols on or after the date hereof, and as a result the ADSs will cease to be quoted on the OTC Markets. Accordingly, concurrently with the filing of this Final Amendment, the Company will file a certification and notice of termination of registration on Form 15 with the SEC to terminate the registration of its Class A Ordinary Shares represented by ADSs and suspend its reporting obligations under the Exchange Act. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

1

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated August 21, 2026.
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated May 12, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 12, 2026.
(c)-(1)*	Opinion of Kroll, LLC, dated May 12, 2026, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated May 12, 2026.
(d)-(1)*	Agreement and Plan of Merger, dated as of May 12, 2026, by and among the Company, Parent, HoldCo and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*	Support Agreement, dated as of May 12, 2026, by and among Holdco, the Founder and each of the Rollover Shareholders.
(d)-(3)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and Cloopen Co.
(d)-(4)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and Trustbridge Partners VII.
(d)-(5)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and RTA.
(d)-(6)*	Limited Guarantee, dated as of May 12, 2026, by Cloopen Co as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(7)*	Limited Guarantee, dated as of May 12, 2026, by Trustbridge Partners VII as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(8)*	Limited Guarantee, dated as of May 12, 2026, by RTA as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(9)*	Debt Commitment Letter, dated May 12, 2026, by China Minsheng Banking Corp., Ltd. Shanghai Pilot Free Trade Zone Branch to Parent.
(d)-(10)*	Debt Commitment Letter, dated July 30, 2026, by China Merchants Bank Co., Ltd. Shanghai Branch to Parent.
(d)-(11)*	Interim Investors Agreement, dated as of May 12, 2026, by and among Trustbridge Partners VII, Mr. Changxun Sun, Parent, HoldCo, Merger Sub, Cloopen Co and RTA.
(d)-(12)*	Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset New Economy Fund L.P. and HoldCo.
(d)-(13)*	Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset Growth 1 Investment Company Limited and HoldCo.
(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.
107*	Calculation of Filing Fee Tables.

* Previously filed

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Cloopen Group Holding Limited

By:	/s/ Adam ZHAO
Name:	Adam ZHAO
Title:	Chairman of the Special Committee

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

SpringX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

AutumnX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

SummerX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Trustbridge Partners VII, L.P.

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Trustbridge Partners V, L.P.

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

TB Partners GP7 Limited

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

TB Partners GP5 Limited

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Retail Technology Asia Limited

By:	/s/ Zhang Feng
Name:	Zhang Feng
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Dmall Inc.

By:	/s/ Zhang Feng
Name:	Zhang Feng
Title:	President

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Changxun Sun

By:	/s/ Changxun Sun

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Cloopen Co., Ltd.

By:	/s/ Changxun Sun
Name:	Changxun Sun
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2026

Flawless Success Limited

By:	/s/ DU Menghan
Name:	DU Menghan
Title:	Director of Kastle Limited which is the director of Flawless Success Limited